Verizon South Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2002		2001	2000	1999	1998
	(Dollars in Millions)
Income before provision for income taxes and extraordinary item	$380.4	(a)	$548.0	$438.6	$470.1	$455.8
Equity loss from affiliate	—		9.3	.3	—	—
Interest expense	73.5		73.0	81.8	68.6	68.0
Portion of rent expense representing interest	17.1		9.8	8.2	6.3	6.5
Amortization of capitalized interest	.2		.2	.3	.2	.2

Earnings, as adjusted	$471.2		$640.3	$529.2	$545.2	$530.5

Fixed charges:
Interest expense	$73.5		$73.0	$81.8	$68.6	$68.0
Portion of rent expense representing interest	17.1		9.8	8.2	6.3	6.5
Capitalized interest	.4		1.6	1.3	.9	.5

Fixed charges	$91.0		$84.4	$91.3	$75.8	$75.0

Ratio of earnings to fixed charges	5.18		7.59	5.80	7.19	7.07

(a)	Excludes a gain of $1,665.6 million on sale of assets.